

OFFERING MEMORANDUM

facilitated by



Coastal Roots LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Coastal Roots LLC
State of Organization	MA
Date of Formation	07/01/2020
Entity Type	Limited Liability Company
Street Address	112 Winter St, Hanson MA, 02341
Website Address	coastalrootscannabis.com

(B) Directors and Officers of the Company

Key Person		Samantha Carney
Position with the Company		
	Title	Manager
	First Year	2020
Other business experience (last three years)		• **Reiki Practitioner** (*Self-employed, 2016- present*) — conducting reiki healing sessions and meditation workshops

Key Person	Brandon Lynch
Position with the Company Title First Year	 Owner & CEO 2020
Other business experience (last three years)	**Owner and CEO** (Coastal Roots LLC) - Executive management operations, business development and managerial responsibilities **Owner** (Coastal Roots Session LLC) - Audio Mix and Mastering Engineer, Live sound Productions **Owner/ Managing Partner** (Buddahfly Music) - Managerial responsibilities for a touring New England Act

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Samantha Carney	49%
Brandon Lynch	51%

(D) The Company's Business and Business Plan

Business Model

Coastal Roots is building an approximately 1,600 sq. ft product manufacturing facility in Middleborough, MA. The kitchen facility will be built to the Cannabis Control Commission and local Board of Health standards and will house the necessary equipment, storage and delivery operations for the business. We will begin initiating cash flow right out of the gates through primarily focussing on manufacturing various other brands while building our in-house brand of craft, 100% organic herbal cannabis product line. Our unique, in-house product line will consist of proprietary blends developed by certified herbalists that highlight therapeutic herbs to enhance the cannabis experience. Raw materials will be sourced with a fine tooth comb, ensuring that we are purchasing from cultivators that uphold mutually high standards of producing clean, terpene-rich cannabis with integrity. The quality of our products will reflect the raw materials we use in both taste, smell and overall effects. Some of the products we will be producing are chocolates, tinctures, pre-rolls and vape cartridges. Products will be sold both to existing Massachusetts dispensaries that we have previously established working relationships with at a wholesale price and directly to consumers through our delivery service at a retail price (exclusively reserved for Social Equity Participants). As Coastal Roots expands, we will apply for a

Retail & Social Consumption (exclusive for Social Equity Participants for the first 3 years) to allow for vertical integration and further building a familiar, local presence on the South Shore.

The Space

We have singed a lease at a brand new facility in Middleborough, Massachusetts located in one of the first cannabis industrial parks. We are working with an architect to complete preliminary designs for phasing into a 5,300 sq. ft facility.

- We are applying for: Product Manufacturing, Delivery Operator, and Tier 1 Cultivation Licenses
- Received a motion to negotiate a Host Community Agreement in July 2022 in the town of Middleborough. Our attorney has been negotiating with the town of Middleborough and we intend on receiving a signed Host Community Agreement in January 2023.
- The property is in a prime location directly off of Interstate 495, providing direct, easy access for our delivery drivers and wholesalers.
- Signed a 10 year lease for a 5,300 sq. ft property where we will begin by building an initial 1,600 sq. ft product manufacturing facility and naturally phase into the remaining space.

Our Story

Coastal Roots was originally created as an herbal apothecary in 2018, focussed on providing herbal, loose-leaf tea that garnered the trust and support of the local community. As cannabis enthusiasts, we took the pandemic as an opportunity to pivot and rebrand the apothecary into a cannabis company.

- Social Equity Program Participant (expedited review by licensing staff & fee reductions)
- 15 years of combined experience in entrepreneurship and cannabis
- Existing consumer network through the previous apothecary attending farmers markets, music festivals and cannabis networking events
- Familiar faces in the community, strong relationships with local business owners, strong network in Massachusetts cannabis + music industry

Through years of experience and networking in the Massachusetts cannabis industry, we are well equipped with a strong existing network of advisors, consultants and friends who have successfully made their mark on the Massachusetts industry. Our cannabis attorney is one of the top in the state, exclusively representing cannabis companies. He has helped successfully license x amount of Massachusetts cannabis companies to date. He understands the industry better then most, as a license holder himself and serving on the National Cannabis Industry Association's Education Committee. Our cannabis attorney has worked closely with us throughout the negotiations with both our landlord and the town of Middleborough, advising us on legal agreements, attending town meetings and handling direct communication with the town and landlords attorneys on Coastal Roots behalf. Our corporate attorney is on the National Cannabis Bar Association and has served as the General Counsel of High Times. They advise us with legal needs and operational challenges such as licensing, developing operating agreements, investment opportunities. Our CPA is a woman-run business serving the New England cannabis industry who has helped us with tax strategy consulting. We have been in open contact with a local staffing agency that we will retain as we move into the hiring phase of business that will help responsibly hire in accordance to our positive impact plan.

Team Experience

We currently have 3 years under our belt of navigating the Massachusetts Cannabis Control

Commission's changing rules, regulations and licensing process. We have already successfully received 2 provisional licenses in the town of Uxbridge and are confident in our ability to successfully receive 3 additional provisional licenses in the town of Middleborough. We have a strong network of cannabis consultants and successful mentors who are in the current market themselves.

- Existing presence in the Massachusetts adult-use cannabis market and music scene through years of vending the previous apothecary at cannabis networking events and festivals such as Sensi Magazine, Terptown, Ziontific and Levitate Music Festival.
- Years of study in cannabis, business entrepreneurship, health studies, program planning, herbalism.
- Experience in working with town board of health, passing kitchen inspections and Brandon has received a ServeSafe certification.

Our Mission

As lifelong residents of the community, Coastal Roots is dedicated to becoming the face of cannabis on the South Shore. The foundation of this company's mission is to provide our community with simple, wholesome cannabis products that they can trust while giving back to the community's music and arts programs.

- Focus on producing familiar and trustworthy products made with pure, high quality and organic ingredients - nothing more, nothing less. Merging therapeutic herbs with THC to provide a purely enjoyable journey from first glance, to taste, to effects.
- Create a company with strong core values that people in the community will be proud to be a part of and support. Developing an empowering company culture through competitive pay/benefits, philanthropic donations and events.
- To work as ethically and environmentally sound as possible by going above industry standards and regulations relating to sustainability. Focussing on eco-friendly packaging & in-house practices and programs for energy and water conservation, recycling and sustainability.

Community Engagement

As active members of the South Shore community, it is part of our mission to support local at every corner, creating shared generational wealth. Giving back to the community through charitable donations, scholarship programs, cannabis educational opportunities and music/arts events. We will be supporting local businesses through collaborations and partnerships, ingredient sourcing when applicable, building contractors and ancillary businesses. As part of our positive impact plan, we will prioritize opportunities for veterans in this community.

Welcome to Coastal Roots!

Many of you reading this may know us as Coastal Roots Apothecary from our days of slinging your favorite herbal, loose-leaf tea at farmers markets and music festivals along the South Shore. To say we are are glad to be back is an understatement. This time, we are here to bring you herbal-infused, health-conscious cannabis products to a dispensary near you and we are asking for your help!

Wellness, community and music are at the heart of everything we do here at Coastal Roots. This is why our company is not just another cannabis brand in the Massachusetts market. Coastal Roots is a movement rooted in the heart of the South Shore. Weaving together cannabis culture, music & arts and wellness. Just like so many of the prosperous businesses here on the South Shore, we are a grass-roots style movement, created by familiar faces in the community, for the community.

This is just the beginning of something big and we are asking you to be a part of the journey, from the ground up! We appreciate your continued support and belief in Coastal Roots. Mainvest is the next step towards funding the build out of our product manufacturing facility in Middleborough. We invite you to follow us on social media + right here on Manivest for updates on our progress and upcoming community events that you won't want to miss!

Thank you!

The Team

Brandon Lynch, Founder - Operations Manager

Brandon Lynch owns and operates an audio engineer business out of his in-home music studio along the South River of coastal Massachusetts called Coastal Roots Sessions. He has over 10+ years of experience working in the music industry as an audio engineer and a musician. He is a singer, song-writer and guitarist for the reggae-rock band, Buddahfly. His band has traveled across New England, sharing the stage with big name artists such as Freddy McGregor, EN Young, Kabaka Pyramid, The Expendables, Roots of Creation, and The Elevators.

Brandon has spent nearly half of his life advocating for the cannabis plant. From discovering the medicinal effects of cannabis after a high school knee surgery and loosing his Father in college to an alcohol addiction, he has been on a mission ever since to spread the incredible benefits of cannabis and to end the stigma behind its users. He studied Entrepreneurship and Business Management at Curry College and received a Certificate in Cannabis Studies from University of Rhode Island which laid the very foundation to build his mission upon.

Brandon spent time living in California, studying the states cannabis business model before legalization took place in Massachusetts. He was able to gain direct, hands-on-experience with master growers and product manufacturers. Upon legalization in Massachusetts, he launched his own successful caregiver service providing robust education to licensed medical patients. These opportunities lead to invaluable relationships that have proved to be incredibly beneficial in the development and launch of Coastal Roots, LLC.

Prior to Coastal Roots, LLC, Brandon was a part of the launch team for a Boston-based CBD company called Boston Green Health. This is when Brandon and Samantha simultaneously launched their small-scale herbal tea apothecary. Brandon spear-headed marketing and sales, managing customer accounts for each company and began making his initial entry into the Massachusetts legal market through cannabis sponsorship events, festivals and markets around the state.

These successful ventures instilled strong skillsets in marketing and sales, inventory oversight, and customer relationships. He has developed a strong network, keen sense of changing markets and what it takes to create a successful business. His experiences without a doubt will serve him in making a mark on the Massachusetts cannabis industry.

Samantha Lynch, Founder - Product Development / Marketing

Samantha Lynch is a passionate entrepreneur who has found herself at the epicenter of the health + wellness sector of her communities since college. She has over 10+ years of studying both eastern + western herbalism. Her studies lead her to co-found the first Herbal Approach to Women's Health club on UMASS Amherst campus. She received her Bachelor's Degree from

Bridgewater State University in Health Studies where she excelled in courses such as Program Planning/Community Impact and Health Promotion & Strategies.

Sam spent her early years post-graduation working in Northern California, gaining an inside look into the infamous California cannabis culture. She worked directly on the cannabis farms and facilities where she learned a deep appreciation, knowledge and the devotion necessary to successfully cultivate and manufacture quality cannabis. It was during this time that Sam not only garnered unparalleled experience and knowledge about the cannabis plant but she also developed a strong industry network.

When she returned to the South Shore of Massachusetts, she shortly after met her now husband, Brandon while she was working at a local, herbal skin-care company. Sam helped scale this small, family-run business while developing skillsets in

- Marketing/Sales (expanding the product line into Newbury Street Salons in Boston, setting record sales at Copley Square Markets and successfully managing wholesale accounts)

- Inventory/Production Management (product inventory management, whole sale ingredient orders, overseeing employee production operations)

- Employee Training

- Product Development (harvesting plants, infusing products, developing new products)

Sam has spent the last 6 years operating her own private wellness practice, creating nature-based, mentorship programs for teenage girls. This quickly became a cherished asset to the community, directly impacting over 50 families from all over the South & North Shore of Massachusetts. She developed extensive curriculums based on the changing needs of her students and families, implemented successful fundraising + community service events and worked in collaboration with various leaders in the area.

With extensive experience in entrepreneurship, community engagement and health/wellness, Sam has a unique angle that she brings to Coastal Roots, LLC. She has a sharp, intuitive sense for market needs, personable communication skills and the ability to bring visions into fruition through sheer determination, utilizing the resources available to her. These skills have been refined over the years and will serve Coastal Roots in creating not just another "cannabis brand" but an entire movement that is taking root in the heart of the South Shore.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER

FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$50,000
Offering Deadline	March 3, 2023

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$124,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Site Buildout	$26,000	$75,000
Equipment	$20,625	$40,630
Mainvest Compensation	$3,375	$8,370
TOTAL	$50,000	$124,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as

"Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	0.6 - 1.5%[2]
Payment Deadline	2027-12-31
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.8 x 1.6 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar month ending not more than thirty days after the end of the first calendar year after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	4.21%

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 0.6% and a maximum rate of 1.5% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$50,000	0.6%
$68,500	0.8%
$87,000	1.1%
$105,500	1.3%
$124,000	1.5%

[3] To reward early participation, the investors who contribute the first $20,000.0 raised in the offering will receive a 1.8x cap. Investors who contribute after $20,000.0 has been raised in the offering will receive a 1.6x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Samantha Carney	49%
Brandon Lynch	51%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Historical milestones

Coastal Roots LLC has been incorporated since July , 2020 and has since achieved the following milestones:

- Secured warehouse in Middleborough to begin State (CCC) and municipal licensing process on May 10th, 2022.

- Middleborough Town Board grants permission to negotiate HCA June 2022

- Entered into a lease agreement @ warehouse in Middleborough, Ma December 2022

- In addition to our Middleborough Facility, Coastal Roots has already received provisional licenses in Uxbridge, Ma for Tier 3 Cultivation and Product manufacturing. June 2022

Forecasted milestones

Coastal Roots LLC forecasts the following milestones:

- Host Community Agreement (HCA) in Middleborough. January 2023

- Provisional License in Middleborough, Ma by April 2023

Limited Operating History

For the last two years Coastal Roots has been navigating the CCC state regulations to obtain the licensing needed to conduct business in Massachusetts. The business has been and will remain pre revenue until the facility is finished and a commence operation is issued.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$3,036,000	$3,643,200	$4,736,160	$6,157,008	$8,004,110
Cost of Goods Sold	$665,280	$791,136	$1,028,477	$1,337,020	$1,738,126
Gross Profit	$2,370,720	$2,852,064	$3,707,683	$4,819,988	$6,265,984
EXPENSES					
Rent	$67,575	$67,575	$69,602	$71,690	$73,841
Utilities	$14,000	$14,360	$14,791	$15,235	$15,691
Advertising	$6,000	$6,000	$6,000	$6,000	$6,000
Salaries	$103,297	$130,000	$170,000	$205,000	$250,000
Product testing	$5,000	$5,000	$5,000	$5,000	$5,000
Legal & Professional fees	$6,000	$6,000	$6,000	$6,000	$6,000
Insurance	$10,000	$10,000	$10,000	$10,000	$10,000
Community Maintenance Fee	$13,250	$13,250	$13,250	$13,250	$13,250
Licenses Fees	$5,000	$7,500	$7,500	$7,500	$7,500
Contract Labor	$42,000	$42,000	$42,000	$42,000	$42,000
Operating Profit	$2,098,598	$2,550,379	$3,363,540	$4,438,313	$5,836,702

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

Because Banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owned under the Revenue Sharing Note will be fully administered by the Company likely not processed by a financial institution. This means it is unlikely that the Company will be able to provide payments via ACH returns, and may need to rely on other sources, such as personal checks and/or third party financial applications. This other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0.00	$-5,000.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V